Exhibit 10.1

Jordan Mann

235 Rever Road

Rosyln Heights, NY 11577

October 6, 2025

Offer Letter

Dear Jordan:

Following our recent discussions, and approval of the Board of ARKO Corp., in addition to your current position as Senior Vice President of Corporate Strategy, Capital Markets & Investor Relations for GPM Investments, LLC and ARKO Corp., we are delighted to offer you the position of Interim CFO for ARKO Corp. and its subsidiaries, including GPM Investments, LLC. As a member of the ARKO/GPM team, we expect you to devote your full business time and best efforts to the performance of your duties and to the furtherance of ARKO's/GPM’s interests.

We are confident you will find this new opportunity both challenging and rewarding. The following points outline the terms and conditions of our offer.

You will continue working remotely. The interim CFO position will be added to your duties effective October 10, 2025. In your capacity, you will have such duties and responsibilities as are appropriate for such positions. These are exempt positions. You will continue reporting directly to Arie Kotler, CEO.

In consideration of your expanded role, effective October 10, 2025, your base salary will increase to $350,000 per year, payable weekly, in accordance with GPM’s standard payroll practices and subject to all withholdings and deductions based on your benefits elections and as required by law. A performance and compensation review will be conducted on or about March 2026 and annually thereafter.

In addition to your base salary, commencing in 2026, ARKO Corp. will issue to you (a) approximately $250,000 (based on the value on the grant date) of Restricted Stock Units which time-vest in 1/3 increments over three years (for the avoidance of doubt, with the first increment vesting in March 2027 and the subsequent increments vesting in March 2028 and March 2029, respectively) and (b) approximately $250,000 (based on the value on the grant date) in target value of Performance Based Stock Units which would vest after three years based on the then-current performance criteria, which is currently GPM’s EBITDA compared to budget (or, in lieu of such awards cash bonus eligibility for a similar target value). All such awards shall be governed by the terms and conditions of the applicable plan and the applicable award agreements.

You will also continue to be eligible to participate in any benefit plans and programs (including GPM’s paid time off program) in effect from time to time, as are made available to other similarly situated employees of GPM, in accordance with and subject to the eligibility and other provisions of such plans and programs.

Your base salary and equity package as set in this offer will remain in place even if you will not be appointed as the permanent CFO of ARKO Corp.

This letter agreement supersedes your May 1, 2023 Offer of Employment, however you will continue to be subject to all applicable employment and other policies of GPM, as outlined in GPM’s Employment Handbook and elsewhere and your Confidentiality and Proprietary Rights Agreement and your Noncompetition and Nonsolicitation Agreement, both executed on May 2, 2023, shall remail in full force and effect. Your employment will be at-will, meaning that you or GPM may terminate the employment relationship at any time, with or without cause, on 60 days’ notice.

By accepting this offer, you confirm that you are able to carry out the work that your duties would involve without breaching any legal restrictions on your activities.

If you wish to accept this position, please sign below and return this letter agreement to ak@gpminvestments.com on or before October 7, 2025.

I look forward to hearing from you.

Yours sincerely,

/s/ Arie Kotler

Arie Kotler

CEO

Accepted

/s/ Jordan Mann

Jordan Mann

Date 10/7/25